Exhibit 18.1

March 4, 2015
Darling Ingredients Inc.
Irving, Texas

Ladies and Gentlemen:
We have audited the consolidated balance sheets of Darling Ingredients Inc. (the Company) as of January 3, 2015 and December 28, 2013, and the related consolidated statements of operations, comprehensive income, stockholder’s equity, and cash flows for each of the 52/53 week fiscal years in the three-year period ended January 3, 2015, and have reported thereon under date of March 4, 2015. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the fiscal year ended January 3, 2015. As stated in note 1 to those financial statements, the Company changed the date of its annual assessment of goodwill and indefinite-lived intangible assets impairment from the end of its 52/53 week fiscal year to the end of fiscal October, and states that the newly adopted accounting principle is a preferable alternative as the new date of the assessment is more closely aligned with the Company’s strategic planning process. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting is based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,
/s/ KPMG LLP